Exhibit 97

BECTON, DICKINSON AND COMPANY
Policy Regarding the Mandatory Recovery of Compensation Effective December 1, 2023
I.Applicability. This Policy Regarding the Mandatory Recovery of Compensation (the “Policy”) applies to any Incentive Compensation paid to Executive Officers of Becton, Dickinson and Company (“BD”). Capitalized terms not defined in text are defined in Section IV hereof. This Policy is intended to comply with and be interpreted in accordance with the requirements of Section 303A.14 (“Section 303A.14”) of the New York Stock Exchange Listed Company Manual. The provisions of Section 303A.14 shall prevail in the event of any conflict between the text of this Policy and such section.
II.Basis for Recovery.
a.Mandatory Recovery.
Except as provided herein and subject to Section II(b) below, in the event that BD is required to prepare a Financial Restatement, BD shall recover any Recoverable Amount of any Incentive Compensation received by a current or former Executive Officer during the Look-Back Period. The Recoverable Amount shall be repaid to BD within a reasonable time after the current or former Executive Officer is notified of the Recoverable Amount as determined by the Compensation and Human Capital Committee (the “Committee”) under Section II(c) below. For the sake of clarity, the recovery rule in this Section II(a) shall apply regardless of any misconduct, fault, or illegal activity of BD, the Executive Officer, or the BD Board of Directors (the “Board”).
b.Compensation Subject to Recovery.
i.Incentive Compensation subject to mandatory recovery under Section II(a) includes any Incentive Compensation received by an Executive Officer:
a.After beginning service as an Executive Officer;
b.Who served as an Executive Officer at any time during the performance period for that Incentive Compensation;
c.While BD has a class of securities listed on a national securities exchange or a national securities association; and
d.During the Look-Back Period.
ii.As used in this Section II(b), Incentive Compensation is deemed “received” on the date that the Financial Reporting Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. This Section II(b) will only apply to Incentive Compensation received in any fiscal period ending on or after the effective date of NYSE Rule 303A.14.

c.Recoupment.
i.The Committee shall determine, at its sole discretion, the method for recouping Incentive Compensation, which may include (i) requiring reimbursement of Incentive Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) deducting the amount to be recouped from any compensation otherwise owed by BD to the Executive Officer; and/or (iv) taking any other remedial and recovery action permitted by law, as determined by the Board.
d.Recoverable Amount.
i.The Recoverable Amount is equal to the amount of Incentive Compensation received in excess of the amount of Incentive Compensation that would have been received had it been determined based on the restated amounts in the Financial Restatement, without regard to taxes paid.
ii.In the event the Recoverable Amount is not subject to mathematical recalculation, the amount subject to recovery must be based on a reasonable estimate of the effect of the Financial Restatement, as determined by the Committee.
e.Exceptions to Applicability.
BD must recover the Recoverable Amount of Incentive Compensation as stated above in Section II(a), unless a majority of the independent directors of the Board or the Committee makes a determination that recovery would be impracticable, and one of the following apply:
i.The direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount, and a reasonable attempt to recover the Recoverable Amount has already been made and documented;
ii.Recovery of the Recoverable Amount would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation); or
iii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of BD and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26
U.S.C. 411(a) and regulations thereunder.

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III.Miscellaneous.
a.The Board may require that any incentive plan, employment agreement, equity award agreement, or similar agreement entered into on or after the date hereof shall,as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy.
b.BD shall not indemnify any Executive Officer or other individual against the loss of any incorrectly awarded or otherwise recouped Incentive Compensation.
c.This Policy shall be binding and enforceable against all Executive Officers, and their heirs, executors, administrators or other legal representatives.
d.This Policy shall apply to any Incentive Compensation received on or after October 1, 2023. The BD Policy Regarding the Recovery of Compensation Effective November 23, 2021 shall remain in effect in accordance with its terms with respect to any Incentive Compensation receive prior to October 1, 2023.
IV.Definitions.
a.Incentive Compensation. “Incentive Compensation” means an award which is granted, earned, or vests based wholly or in part upon the attainment of a Financial Reporting Measure, including but not limited to any award granted under the BD Performance Incentive Plan and any Performance Units granted under the BD 2004 Employee and Director Equity-Based Compensation Plan.
b.Financial Reporting Measure. “Financial Reporting Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing BD’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures.
c.Financial Restatement. A “Financial Restatement” means any accounting restatement due to the material noncompliance of BD with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For purposes of this Policy, the date of a Financial Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that BD is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs BD to prepare an accounting restatement.
d.Executive Officer. “Executive Officer” shall mean BD’s Chief Executive Officer, President, Chief Financial Officer or principal accounting officer, and any other

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officer or person who performs a significant policy-making function for BD. For the sake of clarity, ”Executive Officer” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).
e.Look-Back Period. The “Look-Back Period” means the three completed fiscal years immediately preceding the date of a Financial Restatement.

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